Exhibit 99.1

GASLOG PARTNERS LP

69 Akti Miaouli

18537 Piraeus

Greece

March 23, 2020

Dear Limited Partner:

On behalf of the Board of Directors, you are cordially invited to attend the 2020 Annual Meeting of the limited partners (the “Limited Partners”) holding common units representing limited partner interests in GasLog Partners LP. The meeting will be held at:

Place:             Rosewood Bermuda, 60 Tucker’s Point Dr., Hamilton Parish, HS 02, Bermuda

Date:                    Thursday, May 14, 2020

Time:                3:00 p.m. (Atlantic Daylight time)

The Notice of the 2020 Annual Meeting and Proxy Statement describe the items to be considered by the Limited Partners at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2020 Annual Meeting will be:

1.              To elect Pamela M. Gibson as a Class II Director to serve for a three-year term until the 2023 annual meeting or until her successor has been elected or appointed;

2.             To ratify the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2020; and

3.             To transact such other business as may properly come before the 2020 Annual Meeting and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that Limited Partners vote for the election of the nominated director and the ratification of the appointment of Deloitte LLP as our independent auditors.

We understand that many of our Limited Partners may be unable to attend the meeting in person. Proxies are solicited so that each Limited Partner has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your common units can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your common units personally if you attend the meeting.

We intend to hold our annual meeting in person. However, we are actively monitoring the spread of the coronavirus (COVID-19) and the related official recommendations; we are sensitive to the public health and travel concerns our shareholders may have and the protocols that national, federal, state, and local governments may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor our annual meeting website at www.gaslogmlp.com for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your common units prior to the annual meeting.

We look forward to seeing you.

Sincerely,

Curtis V. Anastasio
Chairman

GASLOG PARTNERS LP

69 Akti Miaouli

18537 Piraeus

Greece

NOTICE OF 2020 ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON THURSDAY, MAY 14, 2020

NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting of the limited partners holding common units representing limited partner interests in GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”), will be held at 3:00 p.m. Atlantic Daylight local time, on Thursday, May 14, 2020, at Rosewood Bermuda, 60 Tucker’s Point Dr., Hamilton Parish, HS02 Bermuda, for the following purposes:

1.             To elect Pamela M. Gibson as a Class II Director to serve for a three-year term until the 2023 annual meeting or until her successor has been elected or appointed;

2.             To ratify the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2020; and

3.             To transact such other business as may properly come before the 2020 Annual Meeting and any adjournments or postponements thereof.

Only holders of record of our common units at the close of business on Monday, March 16, 2020, will be entitled to receive notice of, and to vote at, the 2020 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2020 Annual Meeting. Whether or not you expect to attend the 2020 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. The proxy card shows the form in which your common units are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2020 Annual Meeting.

We intend to hold our annual meeting in person. However, we are actively monitoring the spread of the coronavirus (COVID-19) and the related official recommendations; we are sensitive to the public health and travel concerns our shareholders may have and the protocols that national, federal, state, and local governments may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor our annual meeting website at www.gaslogmlp.com for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your common units prior to the annual meeting.

For further information regarding the Partnership, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020. The Annual Report can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investors” section under “SEC Filings”.

March 23, 2020	By Order of the Board of Directors

Sarah Larkins Partnership Secretary

This notice of the 2020 Annual Meeting and proxy statement and form of proxy are being distributed on or about March 23, 2020.

GASLOG PARTNERS LP

69 Akti Miaouli

18537 Piraeus

Greece

PROXY STATEMENT FOR

2020 ANNUAL MEETING

TO BE HELD ON THURSDAY, MAY 14, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the 2020 Annual Meeting of Limited Partners to be held at 3:00 p.m. Atlantic Daylight local time, on Thursday, May 14, 2020, at Rosewood Bermuda, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about March 23, 2020 to the limited partners (the “Limited Partners”) who are entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING UNITS

On March 16, 2020, (the “Record Date”), the Partnership had issued and outstanding 46,668,692 common units representing limited partner interests (the “Common Units”). Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit then held, subject to the restrictions described below. Holders of at least 33 1/3% of the outstanding Common Units represented in person or by proxy shall constitute a quorum for purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2020 Annual Meeting. As of the Record Date, GasLog Ltd. (“GasLog”) owns 30.8% of our outstanding Common Units and all of our general partner units, representing a 35.6% partnership interest in us.  As a result of GasLog’s ownership of our general partner, GasLog Partners GP LLC (our “General Partner”) and the fact that our General Partner elects the majority of the Partnership’s directors in accordance with our Sixth Amended and Restated Agreement of Limited Partnership, dated as of June 24, 2019 (the “Partnership Agreement”), GasLog has the ability to control the Partnership’s affairs and policies.

Pursuant to the Partnership Agreement, holders of preference units, general partner units and class B units are not entitled to vote on the proposals to elect the Partnership’s Elected Directors (as defined below).

Our Partnership Agreement, restricts Limited Partners’ voting rights by providing that if at any time any person or group beneficially owns more than 4.9% of the outstanding Partnership interests of any class or series of units (other than preference units) then outstanding (or would own such percentage in the event this limitation were applied to other persons or groups), any such interests owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a person for election to our Board), or determining the presence of a quorum or for other similar purposes. Effectively, this means that the voting rights of any Limited Partners in excess of 4.9% will be redistributed pro rata among the other Limited

Partners holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired more than 4.9% of any Partnership interests with the prior approval of our Board will not be subject to this 4.9% limitation, except with respect to voting their Common Units in the election of directors at the Meeting. As GasLog owns 30.8% of our Common Units, it will be subject to the 4.9% limitation when voting in favour of the election of Ms. Pamela M. Gibson, but it will be able to vote all of its Common Units with respect to all other items proposed for a vote at the Meeting.

The Common Units are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOP”.

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with Sarah Larkins, Partnership Secretary of the Partnership, at the Partnership’s principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece, or submitting by Internet or telephone, a duly executed proxy bearing a later date, by filing with the Partnership, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTOR

The Partnership’s Board currently consists of seven individuals, four of whom were appointed by our General Partner in its sole discretion (the “Appointed Directors”) and three of whom were elected by the Limited Partners (the “Elected Directors”). The Elected Directors are divided into classes serving staggered three year terms. At the 2017 annual meeting, the Class II elected director, Pamela M. Gibson, was re-elected to hold office until the 2020 annual meeting. At the 2018 annual meeting the Class III elected director, Daniel R. Bradshaw, was re-elected to hold office until the 2021 annual meeting. At the 2019 annual meeting, the Class I elected director, Robert B. Allardice III, was re-elected to hold office until the 2022 annual meeting. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the Common Unitholders present in person or represented by proxy at such meeting.

In the future, if our General Partner exercises its right to transfer the power to elect a majority of our directors to the Common Unitholders, an additional Class III Director will thereafter be elected by our Common Unitholders. For more information on this right, see “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2020. In addition, if distributions payable on a series of preference units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of preference units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our Board, and the size of our Board will be increased as needed to accommodate such change (unless the size of our Board already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the preference units voted as a class for the election of such director). See “Item 3. Key Information—D. Risk Factors—Holders of our Preference Units have extremely limited voting rights” in our Annual Report on Form 20-F filed with the SEC on March 3, 2020.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The nominee for the Elected Director position shall be elected by a plurality of the votes of the outstanding Common Units present in person or represented by proxy at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated the following individual to serve as a Class II Director until the annual meeting of Limited Partners in 2023 or until her successor has been elected or appointed, as the case may be.

				Term	Director
Name	Age	Positions	Class	Expires	Since
Pamela M. Gibson	66	Director	II	2023	2014

Additional Information Concerning the Nominee for Election

Pamela M. Gibson

Class II Director

Ms. Gibson has been a director since the closing of our IPO in 2014. Since 1984, Ms. Gibson has worked at the law firm of Shearman & Sterling LLP, from 1990 as a partner and since 2005 as of counsel, advising non-U.S. global companies on capital markets transactions, governance, compliance and other corporate strategic matters with a focus on the oil and gas; metals and mining; and telecom and technology sectors. Ms. Gibson was the managing partner of both the Toronto (1990 to 1995) and

London (1995 to 2002) offices and the head of the European and Asian Capital Markets Group (2002 to 2004) at Shearman & Sterling LLP. In addition, Ms. Gibson is an independent non-executive director of Eldorado Gold Corporation. Ms. Gibson received a Bachelor of Arts degree, with distinction, from York University in 1974, a Bachelor of Laws degree from Osgoode Hall Law School in 1977 and a Master of Laws degree from New York University in 1984.

Elected Directors

Certain biographical information about the Elected Directors not currently standing for re-election is set forth below.

Robert B. Allardice III

Class I Director

Mr. Allardice has been a member of our Board since October 2014. Mr. Allardice has had a long career in the financial services industry, having worked for Morgan Stanley in a number of roles for 19 years as well as with Smith Barney and Deutsche Bank Americas Holding Corp. Mr. Allardice currently serves as a director, member of or chairman of the audit committee of a number of companies, including Hartford Financial Group, and Ellington Residential Mortgage REIT. Mr. Allardice received a Bachelor of Arts with Honors from Yale University in 1968 and an M.B.A. from Harvard Business School in 1974.

Daniel R. Bradshaw

Class III Director

Mr. Bradshaw has been a director since the closing of our IPO in 2014. From 1978 to 2019, Mr. Bradshaw worked at the law firm of Johnson Stokes & Master, now Mayer Brown, in Hong Kong; from 1983 to 2003 as a partner and between 2003 and 2019 as a senior consultant. In addition, Mr. Bradshaw is an independent non-executive director of Pacific Basin Shipping Company Limited, an independent non-executive director of WorldWildLife Fund Hong Kong and an independent non-executive director of IRC Limited, an affiliate of Petropavlovsk PLC. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

Appointed Directors

Following the Meeting, our Appointed Directors are expected to be Curtis V. Anastasio, our Chairman, Peter G. Livanos, Andrew J. Orekar, our Chief Executive Officer (“CEO”), and Michael G. Gialouris, all of whom currently serve on our Board.

Certain biographical information about the individuals expected to serve as Appointed Directors following the Meeting are set forth below.

Curtis V. Anastasio

Mr. Anastasio has been the Executive Chairman of our Board since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the initial public offering in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s initial public offering in 2006. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets, and in June 2015 was appointed to the board of the Chemours Company. Between 2013 and 2019, Mr. Anastasio served on the board of the Federal Reserve Bank of Dallas. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

Michael G. Gialouris

Mr. Gialouris was appointed to our Board on February 1, 2019. Mr. Gialouris is the President and Managing Director of ASOFIN Management S.A., an Onassis Foundation company. He acts as Group CFO for the Onassis Foundation Group of Companies. His experience dates back to 1987 and combines shipping finance, corporate banking, advisory, investment assessment and asset management. He has been involved in a number of complex transactions including IPOs, M&A transactions, bank debt raising, private equity investments, etc. Mr. Gialouris has served in senior executive positions for Citibank Shipping Bank S.A. in Greece, Attica Enterprises (the holding company of Superfast Ferries S.A. and Blue Star Ferries S.A.) and Magna Marine Inc. (the owner/operator of a dry bulk carrier fleet). He joined ASOFIN Management S.A. and the Onassis Foundation in 2009 and sits on the Board of Directors of a number of Onassis Foundation companies. Since September 2019 he has served on the Board of the Onassis Cardiac Surgery Center in Athens. Mr. Gialouris studied Mechanical Engineering and earned a M.Sc. degree in Shipping, Trade and Finance from City University Business School (now Cass Business School) in 1987.

Peter G. Livanos

Mr. Livanos has been a director since the closing of our IPO in 2014. Mr. Livanos is the Chairman of GasLog and a member of GasLog’s board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of chief executive officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping Ltd. (“Ceres Shipping”), an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014, he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University.

Andrew J. Orekar

Mr. Orekar has served as our CEO since the closing of our IPO in 2014 and was appointed a director in 2016. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman Sachs & Co. LLC, where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998, was appointed Managing Director in 2009 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. In addition, Mr. Orekar is an independent director of Tortoise Acquisition Corp., a company formed for the purpose of effecting a merger or acquisition with one or more energy businesses. Mr. Orekar received B.S. (Wharton School) and B.A. degrees from the University of Pennsylvania in 1998.

Independence

Ms. Gibson, the nominee for the Class II Elected Director position, as well the other Elected Directors and Mr. Gialouris have been determined by our Board to be independent under the standards of the NYSE and the rules and regulations of the SEC.

Ms. Gibson and the other Elected Directors qualify for membership on our conflicts committee. Under our Partnership Agreement, the members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our General Partner, (b) officers, directors or employees of any affiliate of our General Partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the General Partner, its affiliates or the Partnership and its subsidiaries (other than (x) Common Units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries).

Board Leadership Structure

In accordance with our Partnership Agreement, our General Partner has delegated to our Board the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor General Partner of the Partnership. Our board leadership structure consists of our Chairman and the chairmen of our Board committees. Our operational management is headed by our CEO. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business and works with our Board in developing our business strategy. The Board does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

Compensation of Directors and Senior Management

Executive Compensation

A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our CEO. The agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2019, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $1,838,459. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement” in our Annual Report on Form 20-F filed with the SEC on March 3, 2020. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our General Partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our General Partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2019 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2019, non-management directors each received a director fee of $110,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. Our chairman receives an additional chair fee and received director fees totaling $260,000 in 2019. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2019 to provide pension, retirement or similar benefits to our directors.

Equity Compensation Plan

In January 2015, our Board approved the GasLog Partners LP 2015 Long-Term Incentive Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Partnership and its unitholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Partnership.

The Plan provides for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, phantom performance common units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 241,447 common units under the Plan (equal to approximately 1.68% of the 14,322,358 common units outstanding as of December 31, 2014), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our Board, or such committee of our Board as may be designated by our Board to administer the Plan.

On April 1, 2019, we granted our executive officers and employees an aggregate of 26,308 restricted common units and 26,308 phantom performance common units, with an aggregate fair value as of the grant date of $1.2 million. These awards vest on the third anniversary of the grant date, subject to the recipients’ continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or common units which may be units repurchased by the Partnership from time to time, or newly issued units, or a combination thereof, at our discretion. As of December 31, 2019, we have 241,447 common units reserved for issuance under the Plan (equal to approximately 0.52% of the 46,860,182 common units outstanding).

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson, with Robert B. Allardice III serving as the chair of the audit committee. Our Board has determined that each of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson satisfies the independence standards established by the NYSE, and that Robert B. Allardice III qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. Following the Meeting, the audit committee will continue to consist of Mr. Allardice, Ms. Gibson and Mr. Bradshaw, assuming that Ms. Gibson is re-elected as an Elected Director at the Meeting. Mr. Allardice will also continue to serve as chair of the audit committee.

Conflicts Committee

We also have a conflicts committee that is available at the Board’s discretion to review specific matters that the Board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson, with Daniel R. Bradshaw serving as chair of the conflicts committee. Following the Meeting, the conflicts committee will continue to consist of Mr. Allardice, Ms. Gibson and Mr. Bradshaw, assuming that Ms. Gibson is re-elected as an Elected Director at the Meeting. Mr. Bradshaw will also continue to serve as chair of the conflicts committee.

Corporate Governance

The Board and our Partnership’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. Reference to our website is for informational purposes only; our website is not incorporated by reference in this proxy statement. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, Piraeus, 18537 Greece.

Exemptions from NYSE Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the NYSE corporate governance requirements that would otherwise be applicable to us. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our Board is not required to be comprised of a majority of independent directors.

The NYSE rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee.

Limited Partner Nominations for Annual Meeting

Directors elected by our Limited Partners are nominated by the Board or by any Limited Partner or group of Limited Partners that holds at least 10% of the outstanding Common Units.

Our Partnership Agreement provides that Limited Partners seeking to nominate candidates for election as directors must provide timely notice of their proposal in writing to the Board. Generally, to be timely, a Limited Partner’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to that annual meeting. In the event that the date of the annual meeting was not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board not later than the close of business on the 10th day following the date on which the date of the annual meeting was announced. Our Partnership Agreement also specifies requirements as to the form and content of a Limited Partner’s notice. These provisions may impede Limited Partners’ ability to make nominations for directors at an annual meeting of Limited Partners. Individuals proposed as candidates for election as director by Limited Partners in accordance with these procedures will receive the same consideration which was given to individuals identified through other means to the Board.

Limited Partners who wish to send communications on any topic to the Board, may do so by writing to Sarah Larkins, Partnership Secretary, at 69 Akti Miaouli, 18537 Piraeus, Greece.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte LLP as the Partnership’s independent auditors for the fiscal year ending December 31, 2020. The charter of the audit committee requires the Partnership’s independent auditor to be engaged, retained and supervised by the audit committee. However, the Board considers the appointment of the independent auditor to be an important matter of Limited Partner concern and is submitting the appointment of Deloitte LLP for ratification by Limited Partners as a matter of good corporate practice. If the Limited Partners fail to ratify the selection, the audit committee may consider whether or not to retain Deloitte LLP.

Deloitte LLP has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years other than in its capacity as the Partnership’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Partnership’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Sarah Larkins Partnership Secretary

March 23, 2020